SOUTHERN SAUCE COMPANY, INC.
31200 Via Colinas, Ste. 200
Westlake Village, CA 91362
Tel: (818) 597-7552

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 2, 2008 to the holders of record at the close of business March 24, 2008 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Southern Sauce Company, Inc., a Florida corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by that certain Stock Purchase and Sale Agreement, dated on February 14, 2008 (the “Purchase Agreement”), by and among Vision Opportunity China LP (“Vision”), Lomond International Inc. (“Lomond”), as agent for the other purchasers signatory thereto (each a “Purchaser” and collectively, the “Purchasers”), and the sellers, signatory thereto (each a “Seller” and collectively, the “Sellers”). The transaction contemplated by the Purchase Agreement were consummated on February 14, 2008 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Purchase Agreement were filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on February 20, 2008.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On February 14, 2008, pursuant to the Purchase Agreement, the Purchasers purchased the Shares of the Company from the Sellers in consideration for a purchase price, in the aggregate amount of $635,000. The sale represents a change of control of the Company and the Shares acquired by the Purchasers represent approximately 87.9% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis.

Robert Jordan resigned as Chief Executive Officer on March 19, 2008. Subsequent to his resignation as an officer, Robert Jordan’s resignation as a director shall become effective on the 10th day following the mailing of the Schedule 14f-1 to the shareholders of the Company, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transaction contemplated by the Purchase Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transaction contemplated by the Purchase Agreement;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Southern Sauce Company, Inc., 31200 Via Colinas, Ste. 200, Westlake Village, CA 91362.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Robert E. Jordan, President and Chairman of the Board 11951 S.E. 57th St., Morriston, FL 32668	122,500	4.18%	0	0

Francis A. Rebello, Vice President and Director 7220 NW 7th Street Plantation, FL 33317	122,500	4.18%	0	0

Anand Kumar, Director 3408 Waples Glen Court Oakton, VA 22124	25,000	*	0	0

Robert Bova, Director 5 Silver Crescent Irvine, CA 92612	25,000	*	0	0

Todd Rowley, Director 3602 Parmont Road Fairfax, VA 22033	25,000	*	0	0

Cede & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	175,000	5.97%	175,000	5.97%

Michael C. Janowitz 501 E. 87th St., Apt. 16D New York, NY 10128	150,000	5.12%	0	0

David E. Jordan 11951 SE 57th St. Morriston, FL 32668	1,110,000	37.88%	0	0

Edward Legere 9719 Eagle Point Late Lake Worth, FL 33467	150,000	5.12%	0	0

Wirt Maxey 3001 Ponce De Leon Blvd. #200 Coral Gables, FL 33134	180,000	6.14%	30,000	*

John Vogel, Director 31200 Via Colinas, Suite 200 Westlake Village, CA 91362	0	0%	0	0

Ralph O. Olson 9263 Wild Elk Place Parker, CO 80134	0	0%	285,000	9.73%

Martin A. Sumichrast 11125 Colonial Country Lane Charlotte, NC 28277	0	0%	285,000	9.73%

Vision Opportunity China LP Sarnia House, Suites 13 & 15 Le Truchot St. Peter Port GY1 4NA Guernsey	0	0%	1,355,000	46.24%

All officers and directors as a group	320,000	10.92%	2,130,000	72.68%
* less than 1%.

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2)
A total of 2,930,500 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3)	Based on 2,930,500 shares of the Company’s Common Stock outstanding after the consummation of the Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

Robert Jordan resigned as Chief Executive Officer on March 19, 2008. Subsequent to his resignation as an officer, Robert Jordan’s resignation as a director shall become effective on the Effective Date.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

The name of the current officer and director of the Company and the incoming director and officer, as well as certain information about them are set forth below:

Name	Age	Position

Robert E. Jordan (1)	52	President, Chief Executive Officer and Director

John Vogel (2)	53	President, Chief Executive Officer and Director

(1)
Mr. Jordan’s resignation as a Director will become effective on the Effective Date. His resignation from all offices of the Company held by him became effective at the filing of the Company’s Annual Report on Form 10-KSB on March 19, 2008.

(2)	Mr. Vogel’s appointment as a Director was effective as of the Closing Date and his appointment as Chief Executive Officer and President was effective as of March 19, 2008.

Robert Jordan. Mr. Robert Jordan has been the Company’s President, Chief Executive Officer and a director since December 2004. Mr. Jordan has been retired from practicing law for over five years. He is a member of the Florida Bar. In 1999 Mr. Jordan filed for personal bankruptcy under Chapter 13 due to his inability to meet his financial obligations due to an illness. He was discharged from bankruptcy in January 2004.

John Vogel. Mr. John Vogel joined the Company in February 2008. From September 2006 through Oct 2007, he was a director and CEO of China Bio Environmental Holdings, Inc. (formerly International Imaging Systems) and has been CEO and director of Forme Capital, Inc. since September 25, 2007. Mr. Vogel was also a director and co-founder of Century 21 Ability, Inc. from the period 1996 to December 2005. Mr. Vogel also served as Chief Executive Officer, President, Secretary and Chairman of the Board of UniPro Financial Services, Inc. Mr. Vogel also served as an officer and board member of International Imaging Systems, Inc. from September of 2006 until October of 2007, when the company merged with Baorun China Group Limited. Mr. Vogel has over 30 years of experience in marketing and sales, including 13 years at World Savings Bank (WSB); VP District and VP Regional Loan Origination and VP Sales Manager and VP of Real Estate (Owned).

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Purchase Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Since the end of its fiscal year on December 31, 2007, the Board of Directors has not met for either a regularly scheduled or special meeting but has acted by written consent twice.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

SUMMARY COMPENSATION TABLE

The following table presents compensation information for the years ended December 31, 2007 and 2006 for the persons who served as our principal executive officer and each of our two other most highly compensated executive officers whose aggregate salary and bonus was more than $100,000 in such year. We refer to these executive officers as our "named executive officers" elsewhere in this annual report. No compensation was paid in 2007 or 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Robert Jordan, President / CEO	2007	—	—	—	—	—	—	—	0
	2006	—	—	—	—	—	—	—	0

Francis A. Rebello, Treasurer and Secretary	2007	—	—	—	—	—	—	—	0
	2006	—	—	—	—	—	—	—	0

EXECUTIVE EMPLOYMENT CONTRACTS

Compensation of Directors

No compensation earned or paid to our independent directors in 2007.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded since the fiscal year ended December 31, 2007.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company since its fiscal year ended December 31, 2007, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov .

The Board of Directors

March 24, 2008